US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20F

(Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF
    THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

PEAKSOFT CORPORATION
VANCOUVER, BRITISH COLUMBIA, CANADA
CALGARY, ALBERTA, CANADA
3614 Meridian St, #100, Bellingham, Washington 98225 USA

Name of each exchange on which registered:  Alberta Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the
Act:  Common Shares

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None


Indicate the number of outstanding shares of each of the issuers classes of capital or common stock as of the close of the period covered by the annual report: 13,515,464 Common Shares


Indicate the check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Page 0 of 34file such reports) and (2) has been subject to such filing requirement for the past 90 days.
[ ] Yes  [X] No

Indicate by check mark which financial statement item the Registrant has elected to follow.
[X] Item 17  [ ] Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[X] N/A    [ ] Yes     [ ] No

TABLE OF CONTENTS
PART I
ITEM 1 - THE CORPORATION AND DESCRIPTION OF BUSINESS
ITEM 2 - DESCRIPTION OF PROPERTY
ITEM 3 - LEGAL PROCEEDINGS
ITEM 4 - CONTROL OF REGISTRANT
ITEM 5 - NATURE OF TRADING MARKET
ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
ITEM 7 - TAXATION
ITEM 8 - SELECTED FINANCIAL DATA
ITEM 9 - MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT
ITEM 11 - COMPENSATION OF OFFICERS AND DIRECTORS
ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES DIRECTORS, OFFICERS AND EMPLOYEES.
ITEM 13 - INTEREST  OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
PART II
ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED - NOT APPLICABLE
PART III
ITEM 15 - DEFAULTS UPON SENIOR SECURITIES - NOT APPLICABLE
ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS. - NOT APPLICABLE.
PART IV
ITEM 17 - FINANCIAL STATEMENTS
ITEM 18 - FINANCIAL STATEMENTS NOT APPLICABLE
ITEM 19 - FINANCIAL STATEMENTS - SEE ITEM 17















PART I

ITEM 1 - DESCRIPTION OF BUSINESS

PeakSoft Corporation (hereinafter referred to variously as PeakSoft, Peak, or the Corporation) was incorporated under the laws of the Province of British Columbia on August 24, 1994 under the name Peak Technologies Inc., and was continued in the Province of Alberta under the Business Corporations Act of that province on August 16, 1996. The Canadian head office of the Corporation is located at #501 - 675 West Hastings St. Vancouver, British Columbia. The registered office of the Corporation is located at 2nd Floor, 5233 - 49th Avenue, Red Deer, Alberta, Canada.

On August 28, 1997 at a Special General Meeting of the Corporation its shareholders approved the change of the Corporations name from Peak Technologies Inc. to PeakSoft Corporation.

At this point in time the Corporation has but one active wholly owned subsidiary -- PeakSoft Corporation (USA) (PeakSoft USA), a Washington State company. It has in the past had other active wholly owned subsidiaries:
(1) BREEZ Business Management Systems Inc. (BREEZ - currently inactive), a Washington State company, which provided computer support services by telephone and computer repair services from a depot facility;
(2) Peak Media, Inc. (currently inactive), another Washington State company which was incorporated to develop and to publish multi-media CD-ROM works for the consumer market; and
(3) Chameleon Bridge Technologies Corp. (CBT), a British Columbia company, which was acquired for its computer software research and develop capabilities, capabilities which have now been absorbed by PeakSoft, its parent company.

PeakSoft is the main operating entity, which has utilized PeakSoft USA as its U.S. marketing and operations division. CBT was acquired for its research and development capabilities, which have now been transferred to PeakSoft, and is currently not active. The Corporations senior management reside in different localities in the United States and Canada with the focal point being the Corporations head office in Bellingham, Washington where Mr. Douglas Foster, PeakSofts Chief Executive Officer resides. Mr. Liam Taylor, Chief Technology Officer, resides in the Vancouver, British Columbia area where he maintains a home office. The senior management group maintains daily contact through phone, fax and e-mail. In addition, management meetings are held at irregular intervals in Bellingham.


Background of the Corporation

The Corporation was founded by Mr. Douglas Foster in the summer of 1994 to combine the operations of Peak Media, Inc. and BREEZ. For ease of exposition, when used herein to describe the Corporations business, the terms PeakSoft or the Corporation shall, unless otherwise indicated, include the activities of its subsidiaries.

In mid-1995, Peak launched its first CD-ROM product entitled Mt. Everest Quest for The Summit of Dreams, Volume 1; The North Side. This multimedia title tells the tale of eight international teams attempting to reach the summit of Mt. Everest from its north side in 1994. In 1995 and early 1996, Peak developed and began selling two additional CD-ROM products. Approximately 3,000 units of these CD-ROMs have been sold to date. In early 1996, however, PeakSoft determined that its resources would be more profitably deployed in the development of internet products. The Corporation does not anticipate creating any further content-based CD-ROM products.

PeakSoft (at the time still known as Peak Technologies Corporation) was listed on The Alberta Stock Exchange, under the symbol PKT, on August 10, 1995.

In August 1995, Peak completed its initial public offering by exchange offering prospectus. The Corporation issued 1,750,000 Common Shares at a price of CDN$0.40 per common share for gross proceeds of CDN$700,000.

In May 1996, Peak completed the arms length acquisition of all of the 1,500,000 issued and outstanding Common Shares of CBT at an issue price of CDN$1.11 per share for an aggregate purchase price of CDN$1,665,000. The Common Shares issued to the shareholders of CBT are subject to an escrow agreement. At the time of the acquisition, CBT had invested approximately CDN$500,000 and five man-years in the development of certain Java-based proprietary technology, which has proved useful in advancing functionality, interactive content, animation and ease of use of the World Wide Web.

On May 10, 1996, Peak completed a private placement of 466,665 units at a price of CDN$0.75 per unit for gross proceeds of approximately CDN$350,000. Each unit consisted of one common share and one share purchase warrant (the First Warrants).

In May 1996, the Corporation acquired certain proprietary Java server technology known as ExpressO in an arms length transaction from Mr. Charles T. Russell, who was carrying on business as Innovative Desktop. This technology was purchased in exchange for 133,890 Common Shares at an issue price of CDN$1.33 per common share for an aggregate purchase price of US$130,000. To date, 133,896 Common Shares have been issued. Two additional allotments of 15,449 shares each will be issued upon achievement of certain performance milestones.

Pursuant to a Software License and Joint Marketing Agreement dated June 5, 1996 and an Addendum dated June 24, 1996 between Peak and Infinop, Inc. (the Infinop Agreement), the Corporation obtained an exclusive worldwide license with an initial term of three years, subject to automatic one year renewals thereafter (unless terminated earlier in accordance with the provisions of the Infinop agreement), for the utilization, marketing and distribution of the Lightning Strike program written in Java, which is a wavelet compression technology which provides up to 200 to 1 compression for image transmission and increases the speed of picture and graphics transmission over the Internet. Peak issued 35,700 Common Shares to Infinop for the license at a price of CDN$0.94 per common share for an aggregate acquisition fee of CDN$33,558. Pursuant to the Infinop agreement, Peak was required to make an advance royalty payment of CDN$68,095 and monthly payments of CDN$13,619 for ten months in the initial year. The parties have subsequently reached an agreement to cancel this license, and Peak has ceased making any payments thereunder, as the Lightning Strike program has not ultimately been incorporated into any of PeakSofts products.

On October 7, 1996, Peak completed a private placement of 1,333,333 First Special Warrants at a price of CDN$0.60 per warrant for gross proceeds of approximately CDN$800,000. The First Special Warrants currently entitle the holders thereof to acquire an aggregate of 1,466,667 Common Shares and 1,466,667 Share Purchase Warrants for no additional consideration. Finders fees (inclusive of expenses) were paid by the Corporation of CDN$4,282.10 to GTL Securities (U.S.A.) Inc., of CDN$12,284.46 to Chalfont Holdings and of CDN$4,850 to Brent Harbar, each of whom is at arms length to the Corporation, in connection with certain subscriptions for First Special Warrants. On August 10, 1995 the Corporation issued 175,000 Agents' Purchase Warrants to Yorkton Securities Inc., each of which entitled the holder to acquire one common share at an price of CDN $1.00 if exercised on or before November 18, 1997.

On November 18, 1996, Peak released its initial Internet software product Net.Jet, since renamed and now called PeakJet. PeakJet is a Java-based accelerator for the internet. It is designed to reduce waiting time significantly and to increase the speed with which a user can browse and view pages and links within a website and travel from site to site on the World Wide Web. Typically, browsers utilize less than 11 percent of the total available throughput speed of a modem. With PeakJet, modem speeds of 50 percent to 90 percent of capacity are possible, resulting in reduced waiting times and faster web browsing. PeakJet runs on any IBM-compatible computer system running Windows 95 or Windows NT. PeakJet works as an add-on for browsers like Netscape Navigator, Microsoft Internet Explorer, Oracle Power Browser and other Java-enabled browsers running on a PC. On November 18, 1996, Peak completed a private placement of 500,000 Second Special Warrants at a price of CDN$0.75 per Second Special Warrant for gross proceeds of CDN$375,000. The Second Special Warrants currently entitle the holders thereof to acquire an aggregate of 550,000 Common Shares and 275,000 Share Purchase Warrants for no additional consideration. Finders fees (inclusive of expenses) of CDN$18,953.98 were paid by the Corporation to GTL Securities (U.S.A.) Inc., a party at arms length to the Corporation, in connection with certain subscriptions for Second Special Warrants.

On January 17, 1997, Peak completed a private placement of 690,000 Third Special Warrants at a price of CDN$1.11 per Third Special Warrant for gross proceeds of CDN$765,900. The Third Special Warrants entitle the holders thereof to acquire an aggregate of 759,000 Common Shares and 253,230 Share Purchase Warrants upon exercise for no additional consideration. The Agents and Research Capital Corporation (Research Capital) of Toronto, Ontario (as an additional sub-agent of GTL) received as compensation, in part, in connection with the distribution of the Third Special Warrants, non-assignable Brokers Warrants entitling them to acquire an aggregate of 69,000 non-assignable Agents Purchase Warrants for no additional consideration. Each Agents Purchase Warrant entitles the holder to acquire one Common Share at the exercise price of CDN$1.35 per share at any time on or before January 16, 1998. The Common Shares and the Fourth Warrants issuable on exercise of the Third Special Warrants and 34,500 of the Agents Purchase Warrants issuable on exercise of the Brokers Warrants (on a pro rata basis among the holders thereof) are qualified for distribution.

On June 11, 1997 the Company issued and had accepted a prospectus in British Columbia, Alberta and Ontario and cleared the First, Second and Third Special Warrants. As a result on June 11, 1997 the Company issued 2,775,667 Common Shares. The Company became a reporting issuer in British Columbia , Alberta, and Ontario at that time.

On August 11, 1997 PeakSoft announced the signing of a letter of intent for a US$2 million financing commitment with Elliott Associates L.P., (Elliott), the manager of a New York Investment group, in consideration of promissory notes bearing interest at 12 percent per annum and warrants to purchase Common Shares. The first stage of the financing agreement of US$1,125,000 closed on September 9, 1997. A second advance in the amount of US$140,000 was made on March 19, 1998 against the issuance of a second set of promissory notes and the issuance of 500,000 Share Purchase Warrants which are convertible into Common Shares at a price of CDN$0.40.

PeakSoft began shipping its most recent product, NetMagnet, on January 21, 1998. NetMagnet, which has been well received by evaluators of and commentators upon computer software, is a web accelerator / caching / presentation utility which substantially enhances the speed with which information can be gathered from the World Wide Web and presented to others.

BUSINESS OF THE CORPORATION

Overview

PeakSoft is primarily a software and internet technology company that is developing and marketing products to enhance the browsing ability of internet users. Using proprietary Java-based technology, PeakSoft is developing products that address the internet performance concerns of consumers and businesses.

The Technology

In early 1995, the Corporation made a research and development commitment to develop products for the internet. The result was the development of the Corporations Java-based technology.

As a result of its acquisition of CBT and the team of Java language software developers who were employed by that company, the Corporation instantly secured the capacity to develop applications utilizing the Java programming language.

PeakSofts primary proprietary technology is based on the java server ExpressO and is complemented by other technologies, including Javalin, a Java based development environment. ExpressO provides the Corporation with the benefits of a complete java server in developing internet applications and, in particular, those applications which address browsing speed and performance issues.

Products

PeakSofts core technology has been translated into a comprehensive product strategy. It released PeakJet on November 18, 1996. JetEffects became available in the retail channel on March 10, 1997. The Corporations most recent product, NetMagnet, entered the marketplace on January 21, 1998 to highly favorable reviews from some of the more prominent computer software reviewers.

Marketing Strategy

To capitalize on its technology, PeakSoft is addressing the needs of the rapidly growing market of internet users. The Corporation plans to apply its technology to performance solutions for business in the emerging intranet marketplace, and will shortly be releasing a product to assist members of the legal profession to access and to organize the resources available to them on the internet. In addition, PeakSoft is proposing to license other companies to develop its software for corporate and institutional users.

PeakSofts consumer products are available to be purchased from its website: www.peak.com. Additional websites will be established to promote and to enhance the Corporations future products.

Management, Staff and Facilities

PeakSoft has 19 employees who work primarily from its leased office space in Bellingham, Washington. Certain members of management also work from home offices in the Vancouver area of British Columbia (see The Corporation). The Corporations Bellingham facilities are used for its inventory storage, customer service, accounting, legal, marketing and product quality assurance functions. PeakSofts programmers work both from the Bellingham office and from home offices. The Corporation had at one time a British Columbia office, but this was closed in March 1997.

Senior management of Peak possesses a strong industry background in business management, finance, technology, sales and marketing. Peaks Board of Directors provides a breadth of public company, software industry and corporate finance experience. The organization and duties of the Corporations management are as follows:

President & C.E.O. - Douglas Foster

Overall responsibility for the planning and execution of the Corporations
business with marketing being his primary focus.   Mr. Foster reports to the
Board of Directors.

Chief Technology Officer - Liam Taylor

Mr. Taylor is responsible for keeping the Corporation abreast of current technology developments and their impact on its current and impending products. He proposes new product research and development. Mr. Taylor reports to the President.

Chief Operations Officer - Timothy Metz

Mr. Metz is responsible for the financial operations and day-to-day management of the Corporation.

Core Technology

Javalin Technology

PeakSofts initial investment in Java following its acquisition of CBT resulted in the development of Javalin. Javalin is proprietary technology that allows PeakSoft to quickly develop high performance Java applications. It incorporates a real time multimedia enhancement for the Internet that is designed to animate and increase the impact of content on the World Wide Web. Javalins Java-based software framework will run in conjunction with all major browsers and Windows 95 and Windows NT computer platforms. Its modular structure requires no special plug-ins or readers. Its layered architecture creates a steady multimedia presentation flow. Even with todays internet bandwidth limitations, the problems of lengthy downloading delays are reduced.

Javalin has a graphic user interface for intuitive drag and drop authoring, and a scripting language for simple but detailed control of the structure and behavior of objects. Its layered architecture introduces presentation structures in hypertext, vector metagraphics, scalable bitmaps and animation. Sequenced effects such as movements, color and texture changes, zooms, rotations, fades, and wipes can be applied to objects in each level. Conditional events such as collision detection between objects and user interaction can create independent chains of sequences. Javalins modular construction can be layered to create multi-stated, multifaceted graphics and environments. It can also be directed to low level programming functions.

Javalin was developed specifically for web authors, a market the Corporation has subsequently determined to be less attractive than internet users who want enhanced performance. For this reason, the Corporations Javalin technology has not been developed into a completed consumer product, but rather is used internally by the Corporation as a tool to develop its other products.

PeakSoft ExpressO

In May 1996, PeakSoft acquired ExpressO server technology from Innovative Desktop, a software consulting proprietorship. ExpressO is a multi threaded server written entirely in Java and is currently perceived as an architecture that will form the basis of many applications to come. ExpressO has a well-defined architecture and has programming interfaces, which make it a flexible software building block. This technology is an integral part of PeakSofts products. It will have a significant impact on the operating results of the Corporation.

Since 1996, PeakSoft has developed additional technology in Java which includes agents and caching capabilities complementary to ExpressO and Javalin. The Corporation owns all technology outright.

MARKETPLACE

Overview

According to a June, 1996 study by the Georgia Institute of Technology (reported on the website of Forrester Research), in the first three months of 1996, nearly 35 million persons in the United States over the age of 16 used the Internet or accessed on-line services. This represents a growth rate of 52 percent over 1995. According to Dataquest, the Internet is one of the fastest growing markets in the world with 1997 growth of 71 percent to 82 million computers worldwide online. Driven by increased business and international expansion the year 2001 is projected to exceed 268 million computers online.

Users expect the Internet to be fast and easy to use. While the Internet is the fastest growing communications, entertainment and marketing medium in the world, most people find it frustrating to use. Access is slow, content is static, and information is often difficult to find and access.

According to Forrester Research, Internet software revenue will increase from an estimated US$1.4 billion in 1997 to US$8.5 billion by 1999. These revenues will be generated in the following market categories (according to a 1996 industry study by I/PRO reported on the Forrester Research website):

Fast growth and transition to non-technical use has created technical (bandwidth) problems for the Internet. As reported by most industry publications, and confirmed by PeakSofts focus groups, the primary frustration with the Internet is the slow speed of navigation followed by ease of access, ease of searching for information and underwhelming content.

Users do not want to wait long minutes to view pages and graphics, and they are not willing and often not capable of going through the tedious and confusing process of down-loading and setting up plug-ins and players in order to view interesting content. What they really want is the experience to be as easy as dealing with other household appliances, with instantaneous results.

PeakSoft has recognized these problems, and has released Peak Net.Jet (now known as PeakJet) and NetMagnet, and is developing other products to address aspects of the Internet opportunity.

Target Markets

Primary - Consumers and Small Business, Internet Research

The largest potential market for PeakSoft products is the large and growing group of individuals who, and businesses and households which, want access to the internet. PeakSoft intends to address this market through traditional consumer-based distribution channels, World Wide Web based distribution programs, and direct to business marketing.

PeakSoft is launching a series of products targeted at solving key problems which users are experiencing on the Web - those relating to speed of access, ease of use and productivity. PeakJet addresses the biggest problem by increasing the speed of information delivery to users. The Peak Jet Effects is targeted to web-site authors and graphic artists. With the introduction of NetMagnet users now have a sophisticated caching and presentation tool as well as a web browser accelerator.

High quality, Java-based products combined with impulse level pricing have helped to reduce PeakSofts barriers to entry in the distribution channel. High impact packaging, promotion and advertising programs lead retailers to place PeakSofts products in high profile areas. Additionally, World Wide Web marketing programs help develop the market and provide initial feedback as well as permit the offering of limited use versions at little or no cost.


Corporate Intranet and Research

PeakSofts technology is being targeted to the growing intranet market as well. PeakSofts server technology is being bundled into a product strategy, with the planned launch into the intranet market of work group and information management products later in 1998. These products and tools will be targeted at corporations as well as Web service and site providers.

PRODUCTS

The following is an overview of PeakSofts initial products.

PeakJet 1.5

PeakJet (formerly called Peak Net.Jet) is an accelerator for the internet. It directly addresses the primary problem with the internet: lack of speed while viewing the World Wide Web. PeakJet can significantly reduce the waiting time and increase the speed with which a user can view pages and links within a site and when traveling from site to site.

PeakJets performance enhancement varies, depending upon the users activity. Users will notice speed increases beyond their normal browser capacity, both for sites browsed for the first time and for those previously visited and cached. PeakJet reduces waiting time regardless of the content type being loaded whether text, sound or images. PeakJet reduces access time to all sites, Java or otherwise. Additional speed gains are realized when accessing sites utilizing Peaks ExpressO Java server. PeakJet boosts Web surfing performance on both 14.4 and 28.8 modems, as well as on ISDN, T3 and TI connections.

PeakJet works with PC (Windows 95 and Windows NT) compatible systems and runs with any Java-enabled browser, including Netscape 2.0 or later, Microsoft Internet Explorer 3.0 or later, JavaSofts HotJava, and Oracles Power Browser.

PeakJet was released on November 18, 1996 at a suggested retail price of US $29.95. PeakSoft has plans to release PeakJet 2.0 during the latter part of 1998.

JetEffects

A Java-based tool for World Wide Web authors, JetEffects allows animations, special effects and sounds to be added to text and graphics. JetEffects provides a graphic user interface, allowing non-programmers to bring static Web sites to life.

JetEffects began selling separately over the Internet for US $49.95 beginning in November 1996 and was released into the retail channel on March 10, 1997. This product also offers potential bundling and original equipment manufacturer opportunities.

Net Magnet (consumer) from PeakSoft

Net
Magnet is a new software suite of products that improves the efficiency of the Internet and WWW as an information tool. NetMagnet is a research tool that enables the user to obtain information that is located on the Internet and offers options to annotate, edit, organize and save Web searches, and has
functionality to publish or send those searches to other Web users.   PeakJet
1.5 users can be upgraded to combine with NetMagnet to enable the user to significantly accelerate the searches and retrieval of Internet information. This technology is currently being enhanced for distribution in the professional and financial markets.

ExpressO from PeakSoft

ExpressO is a full-featured easily customized Java Web server that enables peer to peer communication between users. Its small size and cross-platform compatibility allows it to reside on a broad range of computer platforms supporting a Java interpreter. Ideal for both internet and intranet users, ExpressO products include Commercial Web Server, a Lite Personal Web Server, the ExpressO Programmer Kit and the Server Construction Kit.

ExpressO products will be sold to corporations, through original equipment manufacturer agreements and to World Wide Web developers. These products are expected to be released in 1998.

MARKETING AND DISTRIBUTION

Direct To Main Channel

Over 90 percent of software sold to consumers in North America is sold through the main distribution channel. Most products sold through the main distribution channel are placed by sales agents representing the manufacturers PeakSoft recently signed an exclusive agreement with Re:Launch of Berkley, CA to handle all retail sales and direct marketing programs. Through this relationship, PeakSoft has coverage of all the major markets in United States and Canada.

PeakSoft products are sold in major retailers including Best Buy, CompUSA, and Computer City. To date, the Company has established seven major partnering agreements with Web America, Diamond Multimedia, Zoom Modems, Cardinal Technologies (Hayes), Franklin Telecom, DKS Canada, and Trinity Works.

As PeakSoft is wishing to focus upon the professional, corporate and government users of its technology, it is prepared to license another company to undertake the retail distribution of its products, and has held discussions to this end with companies in the retail software market.

PeakSoft Web Site

The Corporation has developed and maintains high profile website: www.peak.com. This site, complete with product and corporate information, is where visitors can see samples of PeakSofts products, read press releases and critical reviews. PeakSoft offers customer support, forums for feedback and links to other topical sites. Guests can even get a current stock quote, view the Corporations chart or calculate the value of their PeakSoft holdings. Since April 1996, the Corporation has positioned teaser samples of Javalin animations on the site, which have been very active and growing in popularity.

PeakSoft has developed well its presence into a showcase for its products and technology and a gathering place for consumers. PeakSoft regards the internet and its websites as low cost marketing tools and has developed a focused plan to take advantage of this opportunity. In 1996 and 1997 the Corporation has uploaded to consumers over 100,000 units of its products.

All of PeakSofts current and planned products are World Wide Web-enabled. This means that every PeakSoft software program has an automatic launch capability to www.peak.com where it is automatically updated with minor releases of the software. This automatic update function provides PeakSoft with a continuing access to its customer base.

Direct distribution software is one of the few products that can take advantage of the low cost distribution channel of the internet. Most PeakSoft products and services can be sold and distributed via the internet, (although PeakSofts more advanced products will be sold by licensees dedicated to their professional and institutional markets). PeakSoft provides direct consumer delivery for all of its consumer products by the simple expedient of their being downloaded from one of PeakSofts websites. ExpressO, the Corporations Java server, is also deliverable via the internet. Product upgrade programs requiring small program extensions are promoted and delivered directly over the internet as well, a practice which will be extended to PeakSofts more sophisticated products. While PeakSoft expects modest results in the short term, the Corporation expects this area to grow into a significant revenue center in 1998 and 1999.

Support

PeakSofts support programs are geared toward developing brand awareness in addition to providing a high level of support. The first level and highest priority for support calls will be through the World Wide Web sites. Users can enter their support issues directly in the support area of the site. Additionally, they can view the frequently asked questions area where most of the common support issues will be answered. Responses to the customers support issues are most commonly made via e-mail.

Phone calls for support, unless critical, receive a secondary priority behind World Wide Web support calls. Whenever possible PeakSoft emails the response or calls back if required. If the solution were available in the frequently asked questions area or more easily attainable through the World Wide Web, PeakSoft mentions that fact to urge the customer to use electronic support in the future.

Implementation of this plan addresses a number of issues. It provides an efficient low cost support structure. Directing a response back to the customer will be easier and faster as it will not be dependent on the customers availability and doesnt require a long distance phone call. Additionally, it brings people to the site where the Corporation can utilize each connection as an opportunity to market additional products and services.

MANUFACTURING

PeakSoft Corporation has contracted with Saturn Solutions of Toronto, Ontario and Essex, Vermont, to manufacture and assemble the software products for distribution in the retail channel. Saturn Solutions replicates CD-ROMs and produces packaging for all Peak software products, which are shipped out of the Essex, Vermont, fulfillment facility. PeakSoft Corporation has also entered into a similar agreement with Hart Graphics of Austin, Texas.

COMPETITION

Browser Accelerators

Currently there are a small number of competitors that have entered the market with software products that include some features similar to PeakJet. Speed Surfer from ViaSoft, based in Australia, markets a shareware program that claims to speed browser performance on the Web. Because Speed Surfer is designed to run totally in the background and has no user interface, evaluating user benefit is difficult. Speed Surfer is priced at about US$30. GoAhead from GotIt has similar features to PeakJet, including look-ahead agents, cache fresheners and automatic software updates. GotIt users can browse offline and the software will initiate an Internet connection if a page is requested that is not in the cache. The user interface resembles a TV remote control that enables the user to determine the benefit of the product. GotIt is available on-line only with no retail distribution. Net Accelerator from IMSI was shipping in July to most retailers. Priced at US $29.95 this product makes many claims similar to PeakJet. PeakSofts testing indicates that this product does not contain caching technology. PeakSofts tests show PeakJet is 5-15 times faster. A recent evaluation of browser accelerator software by CNET, a major evaluator and purveyor of software on the internet, concluded unequivocally that PeakJet was the fastest product of its type.

While there is currently no direct competitive product to NetMagnet in the market, the Company believes that as more favorable reviews are published and sales increase; competitive products will arrive in the market. The Company plans to maintain its lead in the market through new technology.

Animation Tools

JetEffects, retailing at US $49.95, entered a highly competitive market with similar animation tools such as Jamba from Aimtech, Liquid Motion Pro and Liquid Reality from DimensionX. Jamba allows creation of applets similar to any other applet author. It has been awarded best of the test in a comparison of seven animation software products in Interent World (Feb/97) and is priced at US $299.00. Liquid Motion Pro is an applet authoring tool which allows the creation of interactive 2D animations. This product has been well received by
the press and is priced at US $725.00 with a free trial available.   Liquid
Reality enables users to create interactive 3D VRML Java environments. A free beta version is available, but no retail price has been announced.

RESEARCH AND DEVELOPMENT

As of September 30, 1996 the Company had 8 hardware and software engineers employed full time in research and development.

Research, development and associated expenses were CDN$180,413 for 1st. Qtr. Fiscal 98, CDN$641,426 for fiscal 97, CDN$321,740 for fiscal 96, and CDN$31,871 for fiscal 1995.

RISK FACTORS

The purchase of Common Shares of the Corporation must be considered highly speculative due to the nature of the Corporations business, its relatively early stage of development and the intensely competitive, rapidly changing nature of the internet industry which has a number of participants which possess greater resources than the Corporation.

The Corporation is a development stage company, which has not yet achieved profitability. Its accumulated deficit, in accordance with generally accepted accounting principles in Canada, as of September 30, 1997 was CDN$6,415,400. There can be no assurance that the Corporation will be able to achieve or sustain profitable operations. The Corporation expects to continue to incur significant operating losses as it continues to devote significant financial resources to the commercialization of its products, the expansion of the Corporations operations and product development activities. There can be no assurance that the Corporation will successfully commercialize such products and reach break-even or profitability in the near future, or ever. Due to extensive development costs and marketing expenses for its proprietary products, there was a loss incurred for the fiscal year ended September 30, 1997 of CDN$4,091,490. As a result of the foregoing, investors could lose their entire investment in the Corporation.

While the Corporation has established sales revenues they should be considered
early stage.   In September of 1997, the Corporation concluded a US$1.125 million financing, a financing which was augmented by a second advance of US$140,000, during the third week of March 1998. The Corporations future capital requirements will depend on many factors, including the amount and the timing of future revenues and continued progress in its research and development. There can be no assurance that any necessary additional financing will be available when required by the Corporation for product commercialization on acceptable terms or at all. If adequate funds are not available, the Corporation may be required to change, delay, reduce or eliminate its planned product commercialization strategy or take other actions to raise funds, which could have a materially adverse effect on the Corporations business, the results of its operations, and hence its financial condition. To date, the Corporation has relied on sales of its equity capital for the largest measure of its financing, and is likely to remain reliant thereon in the near term. To the extent further equity financings are available, they may result in substantial dilution to existing shareholders.

The production of technology-based products such as computer software carries with it a high risk of the emergence of new competitive products in the same market niches as those being targeted by the Corporation. There is in this industry a substantial risk of unforeseen change in the underlying technologies during the development of technology-based products, which may have negative effects on the marketability of such products. The Corporation has no technological advantage over any other competitor. There can be no assurance of market acceptance of the Corporations products, or if there is acceptance, that such acceptance will be sustained. Internet markets are new and relatively unproven, and thus carry higher risk than more established markets.

The technology involved in the development of software for internet users is subject to constant, often rapid, development. This technology and the products developed therefrom may, even within a short time, become obsolete or superseded by technology with a greater market acceptance. As a result, the Corporation could be required to expend significant amounts for research and development in order to maintain its competitive edge. There can be no assurance that the Corporation will be able to develop or improve its existing technology or to develop new technology. Hence there can be no assurance that it will continue to have access to adequate financial resources to fund necessary research and development.

The market for the Corporations products is relatively new, and its potential has not yet been determined. The Corporation believes that the market for its products has significant growth potential, but whether that potential will be realized depends upon numerous factors outside the Corporations control. Even if the market for internet products were to develop as anticipated, the success of the Corporations products will depend upon the Corporations ability to anticipate and to respond to trends in the demands of the marketplace for such products.

The internet products industry is ferociously competitive. The Corporation competes against a large number of companies of varying size and resources, including large companies with substantially greater financial, technical and marketing resources than PeakSoft. The Corporation believes that competition in its business depends largely upon sustained technological advancement and the development of appropriate channels for the marketing of its products. The Corporation is attempting to meet these needs through the expansion of its technical expertise and by developing multiple sales channels for its products. There can be no assurance, however, that the Corporation will be successful in these efforts.

The Corporation has not registered trademarks and service marks with respect to all of its products. In June 1997, the Corporation settled a lawsuit alleging infringement upon a trademark in connection with the use of the name Net.Jet. See Legal Proceedings. There can be no assurance that others will not assert infringement claims against the Corporation in the future. Such claims, even if unfounded, can be costly to defend, and could have a materially adverse effect upon the Corporations operations.

The Corporation is dependent upon the management and leadership skills of Mr. Douglas Foster and its existing management. The Corporation is not party to material contracts of employment with Mr. Foster or key members of current management. There is intense competition for qualified personnel in the software industry, and the loss of key personnel or an inability to attract, retain and motivate key personnel could adversely affect the Corporations business. The Corporation does maintain policy of key man insurance on the life of Mr. Foster having a value of US$500,000. There is no assurance that the Corporation will be able to retain its existing senior management personnel or to attract additional qualified personnel.

Following exercise of the First Special Warrants, Second Special Warrants and Third Special Warrants, the Corporations principal shareholder will, in the aggregate, beneficially own approximately 6.86 percent of the Corporations outstanding Common Shares (excluding Common Shares issuable upon exercise of stock options, Agents Purchase Warrants, First Warrants, Second Warrants, Third Warrants and Fourth Warrants). As a result, such shareholder may be able to influence materially most matters requiring approval by the shareholders of the Corporation, including the election of a majority of the directors. The voting power of the principal shareholder under certain circumstances could have the effect of delaying or preventing a change in control of the Corporation, which in turn could affect the market price of the Common Shares.

There has been significant volatility in the market price of securities of technology companies. Factors such as technology and product announcements by the Corporation or its competitors, disputes relating to proprietary rights and variations in quarterly operating results have had, in the past, and may continue to have in the future, a significant impact on the market price of the Common Shares. In addition, the securities markets have experienced volatility, which is often unrelated to the operating performance of particular companies.

To the extent that external sources of capital, including the issuance of additional Common Shares, might be limited or become unavailable, PeakSofts ability to make the necessary capital, development and marketing expenditures to create and distribute new products will be impaired.

The Corporation has not paid any dividends since its inception and does not contemplate that any dividends will be paid in the foreseeable future.

The Corporation sells a substantial part of its products and services outside of the United States and Canada. Its profitability may therefore be subject to fluctuations in exchange rates.

There are potential conflicts of interest to which the directors of the Corporation may be subject to, from time to time, in connection with the operations of PeakSoft. Conflicts, if any, will be subject to the procedures and remedies mandated by the Business Corporations Act (Alberta) and the common law of Alberta.

ITEM 2 - DESCRIPTION OF PROPERTY

The executive offices and support facilities of PeakSoft USA, which are located at 3614 Meridian Street, Suite 100, Bellingham, Washington, USA, occupy approximately 5,392 square feet. These offices were leased, effective September 15, 1997, for a term of 54 months at an annual lease rate of US$67,100. The Company at one time leased commercial space located at 100 Park Royal, West Vancouver, British Columbia, Canada for research and development and business development offices. These offices have been sublet, but a shortfall between the rent received from the subtenant and that due to the landlord of CDN$1,518.46 per month must be made up.

ITEM 3 -	LEGAL PROCEEDINGS

On December 4, 1996, the Corporation was served with a formal complaint from Netjet Communications, Inc., a California corporation, alleging trademark infringement with respect to the Corporations Internet software product, Peak Net.Jet, and commencing legal proceedings with respect thereto in the U.S. District Court, Northern District of California. The complaint sought unspecified damages, profits, injunctive and other equitable relief. A settlement of the complaint, the terms of which are confidential, was reached by the parties on June 10, 1997. Payment was made in full on September 13, 1997.

In the spring of 1997, the Corporation received a series of bills totaling CDN$71,884.60 from its then general and securities counsel, the law firm of Bennett Jones Verchere in Calgary, Alberta, for legal services allegedly performed during the years 1995 and 1996. PeakSoft believes that these invoices have been remitted improperly, and is contesting them in a taxation proceeding which is ongoing before an officer of the Court of Queens Bench of Alberta.

ITEM 4 - CONTROL OF REGISTRANT

PRINCIPAL SHAREHOLDERS

The only persons who own of record, or who are known to the directors of the Corporation to own beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares, as at March 23, 1998, are:

Name and Municipality of Residence:  Douglas H. Foster, Bellingham, Washington
                                                                      (1)
Type of Ownership:  Legal and beneficial, indirect

Number of Shares: 1,470,050

Percent of Common Shares: 10.88

Percent of Common Shares after giving effect to the exercise of the First Warrants, the First Special Warrants, the Second Special Warrants, the Third Special Warrants (2) and the Fourth Special Warrants: 6.86


Notes:

(1) Mr. Foster holds 115,000 shares personally and is the sole shareholder, director and manager of Foster Murphy & Sons Holding Co. Ltd., a British Columbia company which is the registered holder of 1,355,050 Common Shares.
(2) This does not include Common Shares issuable upon exercise of stock options, Agents Purchase Warrants, Second Warrants, Third Warrants or Fourth Warrants.

    The directors and officers of the Corporation beneficially own directly and indirectly 13.0 percent of the issued and outstanding Common Shares of the Corporation.

Title of Class    Identity of Person or Group   Amount Owned  Percent of Class
Common Stock      D. Foster  (Individual)         115,000            .9
Common Stock      Foster Murphy & Sons-         1,355,050          10.0
                     Doug Foster (Individual)
Common Stock      Carl Conti (Individual)         112,000            .8
Common Stock      Donald McInnes (Individual)      85,000            .6
Common Stock      Peter Janssen (Individual)       51,750            .4
Common Stock      Nick Vermeulen                   33,000            .2
Common Stock      Thomas Taylor                         1            .0

Common Shares     All Directors/Officers        1,751,801          13.0
                     as a Group

ITEM 5 -	NATURE OF TRADING MARKET

TRADING HISTORY OF COMMON SHARES


The Common Shares of PeakSoft are listed and posted for trading on The Alberta sStock Exchange under the trading symbol PKT.A. The following table sets forth the reported high and low sale prices and volume of trading of the Common Shares as reported by The Alberta Stock Exchange for the periods indicated:

1996                        Price Range           Trading Volume
                        High $    Low $

First Quarter          1.55        0.45            2,885,900

Second Quarter         1.85        1.20            1,615,806

Third Quarter          1.45        0.50            2,211,441

Fourth Quarter         1.60        0.60            3,659,653


1997


First Quarter          1.30        0.80            2,598,231

Second Quarter         1.18        0.57            1,714,955

Third Quarter          0.93        0.40            2,048,481

Fourth Quarter         0.90        0.40            1,160,214


1998

First Quarter          0.61        0.50            1,676,102

The closing price of the Common Shares of PeakSoft on the Alberta Stock Exchange on March 25, 1998 was $0.43.

As of March 27, 1998, 39.2 percent of the registered shares were held in the U.S.

ESCROW

Pursuant to an agreement dated July 12, 1995 among the Corporation, Montreal Trust Company of Canada, Foster Murphy & Sons Holding Co. Ltd., McGillicutty Management Corp. - and - Eric Simonson and Kathy Simonson, (the Original Escrow Agreement), an aggregate of 2,461,523 Common Shares owned by these shareholders were placed in escrow with Montreal Trust Company of Canada. The Original Escrow Agreement provides that the shares held in escrow are released as to 10 percent immediately after the expiry of nine months from the date of the final receipt of the initial exchange offering prospectus of the Corporation (July 12, 1995), as to 20 percent at the end of each of the first, second and third anniversaries from the date of the initial release of escrowed Common Shares and 30 percent at the end of the fourth anniversary from the date of the initial release of escrowed Common Shares. 1,723,066 Common Shares remain in escrow under the Original Escrow Agreement.

Pursuant to an agreement dated May 31, 1996 among the Corporation, Montreal Trust Company of Canada and James Bickel, Gwen Cameron, Robert Casilio, Glenn Guthrie, Elliot Holden, Ashley Holden, Cuthbert Huckvale, Edna Anne Judge,
Cliff Kondratiuk, Frank Lang, Stefan Liere, Carolyn May MacDonald, Dick McKenzie, Allison McKenzie, Shonna McKenzie, Hashim Mitha, Sadru Mitha,
Gulshan Mitha, Joseph Gerard Monaghan, Alice Monaghan, Thomas Jacob Monaghan, Matthew John Monaghan, Julie Marie Monaghan, Warwick Parker, John Taylor,
Liam Taylor, Harry Weatherill, Thomas Taylor, RBP Business Systems Inc.,
G.S.K. Investments Ltd., Hasker Management Ltd., Headline Technologies Ltd.
and Wunderware Software Corp. (the New Escrow Agreement), an aggregate of 897,568 Common Shares owned by these shareholders were placed in escrow with Montreal Trust Company of Canada in connection with the acquisition of CBT by the Corporation. The shares held in escrow are to be released on the following basis:
(a) one-third of the Common Shares held by each shareholder shall be releasable upon the confirmation by the Corporation to The Alberta Stock Exchange of completion of a beta release of a product by the Corporation employing the Javalin-based technology previously belonging to CBT;
(b) one-third of the escrowed Common Shares held by each shareholder shall be releasable upon the confirmation by the Corporation to the ASE of commercial release of a product by the Corporation employing the Javalin-based technology previously belonging to CBT; and
(c) one-third of the escrowed Common Shares held by each shareholder shall be releasable upon the Corporation achieving total revenues of CDN$1 million or greater in any six-month period. Notwithstanding the terms of paragraphs
    (a) and (b) above, the maximum number of Common Shares to be released from escrow to a shareholder from the original number of Common Shares held in escrow on behalf of such shareholder shall be one-third within the first six months from the date of the agreement, two-thirds during the first twelve months from the date of the agreement and the total original number within the first eighteen months from the date of the agreement. The first two-thirds of the Common Shares escrowed under the New Escrow Agreement have now been released.


ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital into Canada which affect the remittances of interest, dividends or other payments to non-resident holders of shares of the Companys stock. Any such remittances to US residents, however, are subject to withholding tax under the Income Tax Act (Canada) (the Tax Act), which is generally reduced to a rate of 15 percent pursuant to Articles X and XI of the Canada-US Income Tax convention.

Except as provided in the Investment Canada Act (the Investment Act), as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) (the FTA Implementation Act), there are no limitations under the laws of Canada, the Province of Alberta or in the charter of any other constituent documents of the Company with respect to the right of foreigners to hold and/or vote the shares of the Companys stock.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Investment Act. Under the provisions of the Investment Act, an investment by a non-Canadian (other than an American, as defined in the Investment Act) in a Canadian business is reviewable if it is
(i) a direct acquisition, which is defined as the acquisition of the assets or voting shares of a Canadian business or control of its Canadian parent in Canada or a Canadian business with assets of CDN$5,000,000 or more, or (ii) an indirect acquisition, which is defined as the acquisition of control of a Canadian business with assets of CDN$50,000,000 or more, where the assets of the Canadian business represent 50 percent or less of the value of the total assets acquired, through control of its Canadian parent entity outside Canada. Where the value of the assets of the Canadian business represents 50 percent or more of the value of the total assets acquired, the direct acquisition threshold applies.
As a result of the FTA Implementation Act, the threshold for review of acquisition by Americans has been increased. The threshold is presently CDN$25,000,000 for direct acquisitions and CDN$100,000,000 for indirect acquisitions. Acquisitions of control of certain types of Canadian businesses are excluded from these higher thresholds. An acquisition of a Canadian business, the gross assets of which do not exceed the above-threshold amounts, will not be subject to review and the non-Canadian will simply be required to notify Investment Canada within certain prescribed time limits.

The Investment Act also requires the filing of a notice with Investment Canada by a non-Canadian making an investment to establish a Canadian business. Where the business activity is, in Investment Canadas opinion, related to Canadas cultural heritage or national identity, an order can be issued making the investment renewable.

If Investment Canada is satisfied that the investment is likely to be of net benefit to Canada (as compared with the test under the prior investment act that the investment is of significant benefit to Canada), then the non-Canadian may proceed to complete the investment. If Investment Canada is not satisfied that the investment is likely to be of net benefit to Canada, then the non-Canadian may not make the proposed investment or, if the investment has been implemented, shall divest itself of control of the Canadian business that is the subject of the investment.

ITEM 7 - TAXATION

The following discussion summarizes some of the primary Canadian income tax considerations to non-residents of Canada owning Common Shares of a corporation resident in Canada. The comments are confined to consideration of the Tax Act, the regulations thereunder and PeakSofts counsels understanding of the current administrative practices of Revenue Canada Taxation.

Cash dividends paid by a corporation resident in Canada on Common Shares held by non-residents of Canada will generally be subject to Canadian withholding tax under the Tax Act. This withholding tax is levied at the basic rate of 25 percent, but may be reduced by the terms of any applicable tax treaty. For residents of the United States not having a permanent establishment in Canada, the Canada-US Income Tax Convention reduces the rate of withholding tax to 15 percent generally and to 6 percent for corporations owning at least 25 percent of the voting stock of the payer corporation.

Stock dividends paid by Canadian public companies are treated as taxable dividends and are subject to withholding tax as discussed above. The amount of a stock dividend paid by a corporation is deemed to be equal to the amount of the increase in the paid-up capital of the corporation arising by virtue of the payment of the stock dividend. A shareholder receiving a stock dividend is deemed to acquire the shares that are the subject of the dividend at a cost equal to the amount of the dividend.

A non-resident of Canada who holds Common Shares as capital property will not be subject to tax in Canada under the Tax Act on capital gains realized on the disposition of the shares, unless the shares are taxable Canadian property within the meaning of the Tax Act. Generally, the Common Shares of a public company would not be taxable Canadian property unless the non-resident used the shares in carrying on a business in Canada, the non-resident was previously a resident of Canada and elected to deem the Common Shares to be taxable Canadian property on ceasing to be a Canadian resident or, at any time during the five years before the disposition of the shares, the non-resident owned, together with other persons with whom he did not deal at arms length, greater than 25 percent of the issued shares of any class of the capital stock of the public company. The Canada-US Income Tax Convention provides that US residents will be subject to tax in Canada under the Tax Act on capital gains realized on the disposition of shares in a Canadian resident public company where such shares comprise taxable Canadian property as discussed above and where more than 50 percent of the share value is derived from real property situated in Canada.

ITEM 8 - SELECTED FINANCIAL DATA

Set forth below is certain selected consolidated financial data of the Company for each year in its existence ended September 30, 1997. The selected consolidated financial information is derived from the Companys audited consolidated financial statements for such periods. The Companys consolidated financial statements are prepared in accordance with Canadian GAAP. The information set forth below should be read in conjunction with Managements Discussion and Analysis of Financial Condition and Results of Operartions and the Companys audited financial statements.

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                 1997           1996             1995
Sales                            1,340,200      784,900          556,096
Net Earnings (Loss) from
Continuing Operations           (4,091,490)    (927,480)         55,794
Earnings (Loss Per Share)
from Continuing Operations      (.33)          (.11)             .02


SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                          1997        1996        1995
Working Capital*                          341,546   (445,693)   88,060
Total Assets                            2,402,271   2,118,027   570,303
Total Current Liabilities               1,042,639     523,681   288,858
Long Term Debt and
Obligation Under Capital Leases         1,421,918      64,044    36,164
Shareholders Equity (Deficit)             (62,286)  1,530,302   245,281


Had the Companys consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (see Note 14 to the audited financial statements), selected consolidated financial information would have been as follows:

SUMMARY OF OPERATIONS
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                  1997             1996            1995

Sales                             1,340,200        784,900         556,096
Net Earnings (Loss) from
Continuing Operations             (354,661)        (2,577,078)      55,794
Earnings (Loss Per Share)
from Continuing Operations         (.35)              (.31)           .02

SUMMARY OF BALANCE SHEET
Stated in Canadian Dollars

FISCAL YEAR ENDED SEPTEMBER 30

                                1997           1996           1995
Working Capital*                341,546        (445,693)       88,060
Total Assets                  1,579,972         473,429       570,303
Total Current Liabilities     1,042,639         523,681       288,858
Long Term Debt and Obligation
Under Capital Leases          1,369,576          12,702        36,164
Shareholders Equity (Deficit) (975,055)       (118,688)       245,281

(a) CANADIAN AND US DOLLAR EXCHANGE RATES

A history of US-Canadian dollar exchange rates, as of September 30, for the indicated years is set forth below. All amounts shown represent noon buying rates for cable transfers in New York City certified funds for customs purposes by the Federal Reserve Bank of New York. The source for this data is the Federal Reserve Bulletin and Digest.

             HIGH SCAN              LOW SCAN               AVERAGE
          CAN/US   US/CAN        CAN/US   US/CAN       CAN/US   US/CAN
1991      1.1229   .8906         1.1589   .8628        1.1457   .87283
1992      1.1748   .8512         1.2858   .7777         1.214    .8237
1993      1.2497   .8002         1.3367   .7481        1.2901    .7751
1994      1.3408   .7458         1.4086   .7099        1.3736    .7280
1995      1.3507   .7404         1.4074   .7105        1.3686    .7307
1996      1.3852   .7219         1.3290   .7525        1.3630    .7337
1997      1.4395   .6947         1.3364   .7483        1.3850    .7220
1998*     1.4395   .6947         1.4314   .6986

*The exchange rate stated for the year 1998 was as of April 15th.

(b) DIVIDENDS

The Company has not paid any cash dividends since its inception. The Company does not intend to pay any cash dividends in the foreseeable future, but intends to retain all earnings, if any, for use in its business operations.

ITEM 9 - MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto.

The Companys financial statements are prepared in accordance with generally accepted accounting principles in Canada and are presented in Canadian dollars. Significant differences between generally accepted accounting principles in Canada and the United States are disclosed in note 14 to the financial statements.

Three Months Ending December 31, 1997 Compared to Three Months Ending December 31, 1996

Revenue for the three months ended December 31, 1997 decreased from $307,880 in the comparable period in 1996, to $200,210, a decrease of $107,670 or 34.9%. The decrease was due primarily to the delay of the expected fall launch of NetMagnet Peaks third Internet product. The operating loss increased from $683,970 to $1,111,315 reflecting the much higher operating expenses. The increase in expenses reflects significant investment in marketing for NetMagnet while maintaining channels for current products and the development costs of NetMagnet and future products. The companys cash position was increased from $24,638 in 1996 to $247,556 in 1997 while accounts receivable decreased from $199,480 to $156,668. Cash remains an area of critical importance and is being actively addressed by management. In general, the results for the first quarter are indicative of the companys increasing level of marketing activity and its stage of development.

Management expects that the activity level for the Company will continue to increase, with operating expenses in excess of income, for at least the next quarter. In order to reduce the overall costs of maintaining its presence in the retail sales channel, the Company has entered into a contract with a third party, Re:Launch, based in Berkeley, California, to manage this activity. The Company plans to direct the major portion of its marketing resources in 1998 to corporate, international, educational, and other institutional sales opportunities for its products, Net Magnet, PeakJet, and JetEffects.

March of 1998 witnessed a further infusion of investment capital in the amount of US$140,000.

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Companys computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Year Ended September 30, 1997 Compared to Year Ended September 30, 1996

In 1997, PeakSoft Corporation completed its first full year totally focused on its goal of becoming a leading Internet/intranet software company. During this year, PeakSoft Corporation (formerly Peak Technologies Inc.) introduced two new Internet software products, PeakJet and JetEffects, and started developing a third major productivity suite, NetMagnet, for release in early 1998. As of September 30, 1997, PeakJet and JetEffects have sold over 40,000 units through top software retailers in the USA as well as into international markets in Japan and the United Kingdom.

The costs associated with building a management and technical team, launching PeakJet and JetEffects into retail and Internet sales channels, developing new products and establishing the foundation for growth are reflected in this years financial statements. These costs represent the Companys investment in building the future success of PeakSoft in the fast growing and challenging Internet/Intranet software industry.

Operations

Sales for 1997 were CDN$1,340,200 versus CDN$784,900 in 1996, an increase of CDN$555,300 or 71%. The increase was due primarily to increased retail sales/volume of the companys Internet software products, PeakJet and JetEffects, which were launched in the first and second quarters of fiscal 1997. The gross profit margin increased from 45.5% in 1996 to 66.5% in 1997, reflecting the higher margins available in the software industry.

General and administrative expenses were CDN$1,245,114 in 1997 and CDN$312,361 in 1996, an increase of CDN$932,753. This was due primarily to significantly higher costs for professional fees, communications costs, additional staff salaries and the general expenses associated with building an infrastructure to support the Company.

Marketing and sales expenses increased from CDN$531,170 in 1996 to CDN$1,682,437 in 1997, an increase of CDN$1,151,267 or 217% due mainly to the higher advertising and promotion expenses associated with introducing two new products into the consumer retail channel. In addition, the Company incurred increased salary expenses resulting from hiring new senior staff members to carry out the sales and marketing program. Costs associated with pursuing bundling opportunities with channel partners and supporting international distribution were also factors in the increase.

Research and development expenses increased from CDN$321,740 in 1996 to CDN$641,426 in 1997, an increase of CDN$319,686 or 99%. This increase resulted from hiring additional technical staff and allocating more resources to this area in order to develop and bring new products to market.

Amortization increased significantly from CDN$118,968 in 1996 to CDN$1,050,965 in 1997, an increase of CDN$931,997. The increase occurred as a result of the amortization of the acquisition of Chameleon Bridge Technologies Corp. in 1996. Research (valued at CDN$1,644,598) acquired in the transaction, is being amortized over its estimated useful life of two years.

In 1997 the Company wrote off CDN$53,169 of assets that were obsolete or no longer functional.

The Company incurred an expense of CDN$310,042 for the settlement of a name infringement lawsuit in 1997. This amount includes legal, settlement and product recall costs associated with this matter.

During 1996, the Company discontinued its Multi-Media Division and has charged the net loss from this activity to the Statement of Operations. This resulted in a deficit of CDN$745,844 for 1996.

The loss for 1997 was CDN$4,091,490 ($.42 per share) versus CDN$1,673,324
($.20 per share) in 1996, a difference of CDN$2,418,166. The increased loss resulted primarily from the significant costs associated with building a larger organization including additional management and technical staff and launching software products into the retail channel.

Liquidity and Capital Resources

As of September 30, 1997, the Company had a cash balance of CDN$1,071,366. The Company issued 3,640,106 Common Shares during 1997, raising CDN$2,380,551. The Company also issued promissory notes for cash proceeds of CDN$1,554,760 (see note 6). An additional 1,250,000 shares were issued after year end for proceeds of CDN$500,000($399,900 of which had been received prior to September 30, 1997.)

Accounts receivable decreased by CDN$45,917 during the year ended September 30, 1996. This was mainly due to the effect of discontinuing the Multi-Media Division, which had generated accounts receivable at September 30, 1995. It is anticipated that accounts receivable will grow significantly next year as the Internet Software Division begins selling its products through retail channels.

Accounts receivable increased by CDN$70,918 from CDN$26,727 in 1996 to CDN$97,645 due primarily to the increased sales to wholesalers of the Companys software.

Inventory increased from CDN$13,362 in 1996 to CDN$59,128 in 1997, a difference of CDN$45,766 due to the buildup of retail packages of software in anticipation of increasing sales.

The increase in prepaid expenses and deposits from CDN$7,936 in 1996 to CDN$156,046 in 1997 was primarily due to the deposits required for trade shows in the next fiscal year and prepaid product marketing costs.

Net fixed assets were reduced by CDN$174,485 from CDN$370,272 in 1996 to CDN$195,787 in 1997 due to the write-off of obsolete equipment and normal amortization. The Company made only minor purchases of computer equipment and furniture during the year but invested CDN$41,094 in software. The major portion of the software purchased was attributable to the Companys acquisition of ExpressO; a Java based server software, which is utilized in the Companys own software products.

Accounts payable and accrued expenses increased from CDN$380,119 in 1996 to CDN$893,398 in 1997, an increase of CDN$513,279. The increase resulted from the additional overall size of the Companys operation and a buildup at year-end just prior to completing the issuance of promissory notes. Subsequent to year-end, the amount was reduced by CDN$210,000 as a result of negotiated settlements with suppliers to one of the Companys subsidiaries and resumption of normal payments under trade credit terms.

The increase in long term debt from CDN$12,702 in 1996 to CDN$1,380,991 in 1997 is attributable to the issuance of promissory notes during the year. The current portion of long-term debt also decreased from CDN$23,507 in 1996 to CDN$14,936 in 1997 as a result of the issuance of notes.

Year Ended September 30, 1996 Compared to Year Ended September 30, 1995

The Companys primary business in the year ending September 30, 1995 was in the fields of computer services and multi-media products. The Company provided on-line diagnostics and on-site repair of a network of computer equipment for retail chains. It also developed multi-media CD-ROM products.

In June 1996, the Company added to its technology base by acquiring the Java server software owned by Innovative Desktop, a Pennsylvania based software business. It also exclusively licensed the Java version of Lightning Strike, a proprietary compression technology from Infinop, Inc. With all these technology tools available, the Company set out aggressive development targets to capitalize on the fast growing Internet marketplace. In particular, the Companys first consumer product, Peak Net.Jet, was designed for Internet users who wanted to increase the speed at which they surfed the Net. Significant progress was made in bringing this product to the release stage, which occurred subsequent to year-end (late November 1996). An additional consumer product, JetEffects (previously named Peak Web Animator) was also developed and will be introduced in the first calendar quarter of 1997.

In order to fund the development of applications from the base technology, the Company sold additional shares in a private placement, which closed in April 1996. While revenue from the service business was solidly maintained, the additional expenses incurred in engineering, marketing development and the necessary additions to infrastructure to support a significant product launch made additional infusions of capital necessary and thus, subsequent to year-end the Company completed three more private placements.

In May 1996, the Company acquired Chameleon Bridge Technologies Corporation; a company with an advanced Java-based software development environment, Javalin, which facilitated the rapid development of Java-based Internet software. This provided the Company with a solid entry into the Internet software business with a technological lead in a fast growing marketplace. It was determined by the Companys directors and management that the highest growth potential for the Company would come from marketing Internet software using the Javalin technology. As a result, a decision was made to discontinue the adventure travel CD-ROM division of the Company and to dedicate all available resources to the Internet Software Division.

In August of 1995, the Company completed an initial public offering, raising CDN$700,000 on the Alberta Stock Exchange in order to finance the growth of its multi-media CD-ROM division, which specialized in adventure travel titles. During 1996, the Company completed and published three CD-ROM titles.

The following discussion should be read in conjunction with the financial statements and notes thereto:

Operations
Sales for 1996 were $781,345, an increase of $225,249 or 41% over the $556,096 reported in 1995. This resulted from a large upgrade program, resulting in increased volumes, conducted by one of the Companys major customers as well as the introduction of a preventative maintenance program for all of this clients retail locations. Gross profit in 1996 was $353,204, which represents 45.2% gross profit margin compared to 35.6% gross profit margin of $198,157 in 1995. Gross profit margins increased by 9.6% due mainly to a change in the mix.

General and Administrative expenses decreased from $58,306 in 1995 to $58,004 in 1996, a decrease of $302. While the overall decrease is insignificant, there are variations in individual items within this category. An increase in salaries and benefits of $28,705 occurred as the Company hired additional support staff and a reduction in facilities costs from $21,573 in 1995 to $12,845 was due primarily to the Company moving into less expensive offices in Bellingham, WA, and reductions in professional fees and general office costs also tended to offset the increases in other areas.

Start-up of Software Divison
There were a number of items which significantly impacted the statement of operations in 1996. Startup costs associated with the new Internet Software Division of the Company resulted in a total charge of $1,079,384 in the current year and $31,872 in 1995. The Company earned $18,305 from a third party for software customization as part of its development in 1996 and spent $531,170 for the startup cost on marketing development, $321,740 on additional research and development and $244,779 on general and administrative costs. These costs have been charged to the income statement in the year incurred and represent the initial costs of preparing a new division of the Company to become fully operational in the next fiscal year.

During 1996, the Company discontinued its Multi-Media Division and has charged the net loss from this activity to the statement of operations. This resulted in a charge to the statement of operations and deficit of CDN$745,844 in 1996 and CDN$598,448 in 1995.

Liquidity and Capital Resources
At September 30, 1996, the Company had CDN$29,963 of cash in the bank. The Company issued 1,151,147 shares during 1996, raising CDN$628,189 of cash to finance the startup of its Internet Software Division. An additional
1,704,210 shares were issued, valued at CDN$1,874,848 in order to purchase CBT, ExpressO and an exclusive Java version software license to Lightning Strike compression software. These formed the major assets of the Companys Internet Software Division.

Subsequent to year-end, three additional rounds of financing were completed for total gross proceeds of CDN$1,940,900. The Company anticipates that additional financing over the course of the next year will be required in order to fund the anticipated growth of the Internet Software Division.

Accounts receivable decreased by CDN$45,917 during the year ended September 30, 1996. This was mainly due to the effect of discontinuing the Multi-Media Division, which had generated accounts receivable at September 30, 1995. It is anticipated that accounts receivable will grow significantly next year as the Internet Software Division begins selling its products through retail channels.

Inventory was reduced by CDN$129,926 from CDN$143,288 in 1995 to CDN$13,362 in 1996 due primarily to the one time buildup of inventory at September 30, 1995 to support a major installation program for a client. In addition, the write down of the inventory associated with the Multi-Media Division served to reduce the net realizable value of the inventory on hand at September 30, 1996.

The Company purchased CDN$150,486 of fixed assets in the year ended September 30 1996, both as direct purchases and as capital leases. These purchases of furniture, computer equipment and software were primarily to support the increased staff and activity of the Internet Software Division.

While cash resources at year end were low, management believes that it will continue to be successful in attracting the cash resources necessary to fund the anticipated growth of the Company over the next fiscal year through additional private placements of Common Stock, the exercise of warrants and options, and expect to receive cash generated from operations.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT
Directors and Officers

The current directors and officers of the Corporation, their respective positions held with the Corporation and the principal occupation of each are set forth in the table below. The directors were elected at the annual general meeting of the Corporation held March 16, 1998, to hold office until the close of the first annual meeting of shareholders following their election: Business Corporations Act (Alberta) subsection 101(6). Officers of the Corporation hold office at the pleasure of the board of directors.

Name and Municipality          Positions Held with
Of Residence                   the Corporation

Douglas H. Foster              President, Chief Executive Officer
Bellingham, Washington         and Director

Principal Occupation:  President and Chief Executive Officer of PeakSoft.

Donald McInnes                Secretary and Director
Vancouver, British Columbia

Principal Occupation: President of Blackstone Resources, Inc., a public mining company.

William Baker                 Director
North Vancouver, British Columbia

Principal Occupation: President of Willabeth Capital Corporation, a private financial consulting firm.

Peter Janssen                  Director
Seattle, WA

Principal Occupation: President of Peter Janssen & Associates, a private consulting firm (newly appointed in September of 1997)

Carl Conti                     Director
South Salem, New York

Principal Occupation:  Independent Management Consultant


A detailed summary of the background of each director and officer of the Corporation setting forth their principal occupation within the five preceding years is set forth below.

Doug Foster, President and Chief Executive Officer, since 1994

Mr. Foster is one of the founders of the Corporation and has been President, Chief Executive Officer and a director of the Corporation since its incorporation in August 1994. Mr. Foster has over 16 years of sales and management experience in the computer industry. From 1991 to 1994, Mr. Foster was President of BREEZ. From 1989 to 1991, Mr. Foster was a director and President of Lynxx Microsystems Inc., a systems integration company, which had operations in Vancouver, British Columbia, Seattle, Washington and San Francisco California. Prior to 1989, Mr. Foster was Western Region Financial Branch Manager with Unisys Corporation and a Senior Sales Representative with AES Data Inc. and Xerox Corporation.

Donald McInnes, Secretary and Director, since 1995

Mr. McInnes has been Secretary and a director of the Corporation since February 1995. Since 1993, Mr. McInnes has been President of McGillicutty Management Corp., a public management company that is involved in venture finance and
business consulting.   He is currently President of Blackstone Resources Inc.,
a public mining company, whose shares trade on The Alberta Stock Exchange. He currently also manages and is a director of another public company, Western Keltic Mines Inc., whose shares are listed on the Vancouver Stock Exchange. Prior to 1993, Mr. McInnes was Project Manager for Equity Engineering Ltd., a mineral exploration consulting firm.

William Baker, Director, since 1997

Mr. Baker is a Chartered Accountant who has provided financial consulting services through Willabeth Capital Corporation since 1979. Mr. Baker was also Chief Executive Officer of Pop-Media Ltd., a private electronic point-of-purchase media company, from 1986 to 1994.

Peter Janssen, Director, since 1997

Peter Janssen has spent the last thirty years in a series of marketing, merchandising, and sales roles for both retailers and technology manufacturers. Mr. Janssen runs a consulting firm focused on helping high tech companies bring their products to market. This includes providing services to Software Publishers, PC and Peripheral manufacturers in the areas of product marketing, marketing strategies and tactics, and sales and distribution strategies. During the past year, Peter Janssen & Associates have completed consulting assignments for both small companies and major corporations including: Acer, Toshiba, Capital One Financial Corporation, Design Intelligence, Netscape, HumanCAD Systems, Motorola, and Phillips.

Carl Conti, Director, since 1997

Mr. Conti is currently an independent management consultant. Prior thereto, Mr. Conti, who was the originator of the concepts underlying modern cache memory, spent 32 years at IBM in various capacities, including as Vice President of the General Technology division, President of the Data Systems Division, group executive for the Information and Storage Group, member of the IBM Corporate Management Board, and finally as IBM Senior Vice President and General Manager of IBM Enterprise Systems where Mr. Conti directed an organization of 30,000 employees with annual revenues in excess of $20 billion. Mr. Conti is also a director of Adaptec Corporation, a NASDAQ traded company.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

PeakSoft currently has two executive officers (following the resignation of one executive officer in April 1997), none of whom received, directly or indirectly, compensation exceeding US$100,000. The aggregate cash compensation paid to the two executive officers of PeakSoft, directly or indirectly, during the year ended September 30, 1997 was CDN$212,000.

Compensation Summary

The table below sets forth information concerning the compensation of the Corporations Chief Executive Officer for the fiscal years ended September 30, 1997, 1996, 1995, and 1994.

Name and                             Annual Compensation
Principal Position          Year     Salary     Bonus     All Other
                                                          Compensation


Douglas H. Foster          1997     85,000        -            -
President and              1996     82,800        -            -
Chief Executive Officer    1995     82,800        -            -
& Director                 1994     70,400

Long-Term Compensation
Awards:
Securities Under Options/SARs Granted:

1997           302,000
1996           321,250
1995           250,000
1994                 -

Restricted Shares or Restricted Share Units: none

Payouts:
LTIP Payouts: none

All Other Compensation: none


The following information concerns individual grants of options to purchase or acquire securities of the Corporation made during the year ended September 30, 1997 to the Corporations Chief Executive Officer.

Name                    Securities          percent of Total       Exercise or
                        Under Options       Options Granted        Option Price
                        Granted (#)         to Employees in        ($/Security)
                                            Financial Year



Douglas H. Foster        130,625            16.81 percent           $0.64
                      Common Shares                                per share

Market Value of Securities Underlying Options on Date of Grant ($/Security):
$0.64 per share

Expiration date:  May 12, 1998


The following information concerns the cash exercise of options during the year ended September 30, 1997 by the Corporations Chief Executive Officer and the year-end value of unexercised options held, on an aggregate basis.

Name                Securities Acquired on     Aggregate Value Realized
                    Exercise (#)


Douglas H. Foster    321,250                    240,938


                     Unexercised Options       Value of Unexercised in
                     at Year End (#)           the Money Options at
                                               Year-end ($)

                     130,625                   83,600



Payments to Directors:  None.


ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Stock Option Plan

On February 7, 1996, the shareholders of the Corporation approved a stock option plan (the Stock Option Plan), pursuant to which options to acquire an aggregate of 86,000 Common Shares have been issued and are currently outstanding. The Corporation has also conditionally reserved for allotment options to purchase an additional 832,000 Common Shares, subject to receipt of regulatory approvals. Under the terms of the Stock Option Plan, options to acquire Common Shares may be granted by the directors of the Corporation, subject to the restriction that the aggregate number of Common Shares issuable upon the exercise of options granted under the Stock Option Plan shall not exceed 10 percent of the outstanding Common Shares. The exercise price associated with any options granted under the Stock Option Plan shall be determined by the directors in compliance with the applicable laws, rules and regulations and shall not be less than the market price of the Common Shares on The Alberta Stock Exchange less the discount permitted by the rules of The Alberta Stock Exchange. The options vest on the date of grant and expire at the time set by the directors, being not more than 10 years from the date of grant, provided that any outstanding options will expire on the 90th day following the date that the holder ceases to be an officer, director, employee or consultant of the Corporation or six months following the death of the holder. Options granted are non-assignable. Outstanding options granted under the Stock Option Plan may be adjusted in certain events, as to exercise price and number of Common Shares, to prevent dilution.

At September 30, 1997, the following options to acquire Common Shares are outstanding:

Group            Number of Common      Date of Grant      Exercise Price Per
                 Shares Under Option                      Common Share

Management,      86,000                April 30, 1996       $0.60
employees,       646,375               May 1, 1997          $0.64
and directors

Expiry Date

August 30, 1998
May 1, 1998


ITEM 13 - INTEREST OF MANAGEMENT IN MATERIAL CERTAIN
TRANSACTIONS

The directors, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had no direct or indirect interest in any material transaction involving the Corporation during the 36 month period preceding the date hereof not otherwise disclosed herein, except as follows:

1. On May 15, 1996, the Corporation acquired all of the issued and outstanding shares and entitlements to shares of CBT, in exchange for the issuance of an aggregate of 1,500,000 Common Shares of the Corporation at a deemed price of CDN$1.11 per common share. See The Corporation - Background of the Corporation. Thomas Taylor, who for a period of time subsequent to this transaction became a director and officer of the Corporation, was formerly the sole director and officer of CBT and held, directly or indirectly, approximately 31 percent of the shares and share entitlements of CBT, for which he received, directly or indirectly, 460,886 Common Shares of the Corporation pursuant to that transaction. The initial cost of Mr. Taylors holding in CBT was CDN$80,000.

2. In May 1996, the Corporation acquired the Java server technology known as ExpressO from Mr. Charles Russell, who was carrying on business as Innovative Desktop. The technology was purchased for 133,890 Common Shares at an issue price of CDN$1.33 per Common Share for an aggregate purchase price of US$130,000. To date, 133,890 Common Shares have been issued. Two additional allotments of 15,449 shares each will be issued upon achievement of certain performance milestones. Mr. Russell subsequently became Vice President of Software Systems of the Corporation, but has since resigned that position. See The Corporation - Background of the Corporation.

3. During the 1996 fiscal year, consulting fees and expense reimbursements totaling CDN$19,283 were paid by the Corporation to a former director. A salary of CDN$49,000 was also paid by the Corporation to Lorena Foster who is also a relative of Douglas Foster, the President of the Corporation.

4. During the 1997 fiscal year, consulting fees and expense reimbursements totaling CDN$64,000 were paid by the Corporation to directors. A salary of CDN$33,000 was also paid by the Corporation to an administrative employee who is also a relative of one of the directors.

5. Foster Murphy & Sons Holding Co. Ltd. of Bellingham, Washington sold all of its 4,900,000 shares in BREEZ to the Corporation on October 1, 1994 in exchange for 490,000 Common Shares of the Corporation. Mr. Douglas Foster, President of PeakSoft, was then the sole director and the manager of Foster Murphy & Sons Holding Co. Ltd. That company then had four shareholders, two of which were members of Mr. Fosters family. Mr. Foster, then, substantially controlled the Corporation. The transaction had a deemed value of CDN$98,000, or CDN$0.20 per common share of the Corporation. Foster Murphy & Sons Holding Co. Ltd. acquired the BREEZ shares for approximately CDN$200.

6. Pursuant to an Interactive Media Rights Agreement dated December 19, 1994, Eric Simonson, a former director of the Corporation, and Kathryn Simonson, his wife, both of Ashford, Washington granted the Corporation the right to use the Summit of Dreams documentary which was a component of the Corporations Mt. Everest CD-ROM product. PeakSoft issued 459,000 Common Shares to Mr. Simonson and Ms. Simonson for the Summit of Dreams documentary. This transaction had a deemed value of approximately CDN$20,000.

Director/Officer Indebtedness:  None.


PART II

ITEM 14 - Description of Securities to be Registered.  Not Applicable

PART III

ITEM 15 - Defaults upon Senior Securities - Not Applicable

ITEM 16 - Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds. - Not Applicable.

PART IV

ITEM 17 - Financial Statements

PEAKSOFT CORPORATION
FIRST QUARTER REPORT
For the Three months ended
December 31, 1997
LETTER TO SHAREHOLDERS
The company planned to release NetMagnet, its Internet productivity and communication suite of software in Q1 FY1998. The commercial release of NetMagnet, which had been forecast for the beginning of November 1997, was delayed until the third week of January 1998. Testing results and quality assurance issues prevented the release the product until it met the standards needed for a general release version and offered the full range of functionality for which it was designed. NetMagnet has now been released in the retail market and is available for purchase from the companys Web-site (www.peak.com). The company has commenced corporate and institutional sales activities as well as a direct marketing program and a Value Added Reseller Program. We are anticipating that NetMagnet will develop a significant market share and satisfied customer base, as it is receiving positive reception from analysts and prospective customers as industry-leading software.
While delays of this nature are not uncommon in the software industry, for a company of our size the impact can be felt far more dramatically. The first and obvious effect has been to delay revenues to the following quarter(s). In addition, the availability of finished software is a key factor in negotiating strategic agreements and sales to corporations. This was amplified by the companys expenditure of significant marketing dollars during the quarter in anticipation of the launch. This impact has been magnified somewhat by declining sales of PeakJet. However, the companys strong belief in the continued viability of PeakJet is reflected in its plan to release PeakJet 2.0 during the third quarter of this fiscal year.
In light of the above and the results for the first quarter of FY98, I feel that it is important to take this opportunity to outline the companys plan with a look at our strengths, technology, products, market expertise and time to market.

PeakSoft is a technology innovator with an excellent market opportunity. We have core technology that is being applied to provide solutions to major problems in one of the fastest growing markets, that of Internet, intranet and extranet software solutions. We own the technology and have demonstrated our ability to deliver products that solve major problems. NetMagnet addresses the largest opportunity within that market. Research, information gathering and information distribution have become the #1 use of the Internet for individuals and of intranets for companies. NetMagnet is a configurable suite of tools that provides a very high return on investment for organizations seeking solutions to improve communications with their customers, employees and suppliers. NetMagnet aids research and provides a competitive advantage, allowing organizations to turn the Internet information base into a corporate asset. In addition, we possess a time to market advantage, with products shipping now that can dramatically improve competitiveness and productivity.
Our strategy is to reduce costs, recover capital investment and develop strategic partnerships in key market opportunities. A lack of capital is constraining the companys ability to market its products. The company is reducing costs wherever possible while attempting to preserve its market opportunities.
The company will endeavor to better align its expenses with achievable results. In the packaged distribution channel, we are seeking a partnership that will bring marketing strength, additional capital and international presence to the company. The company has identified a number of market segments where its technology can be readily applied and sold. In vertical markets such as education, health care and government, we will seek to establish exclusive agreements with established market leaders to penetrate the market.
The company sees a substantial opportunity in large and medium enterprises to generate significant sales at departmental and enterprise levels. Again, the company is seeking investment from corporations and strategic partners to expand research and development and extend the features of its products to provide solutions with a high return on investment.
DOUGLAS H. FOSTER
President and Chief Executive Officer
February, 1998

PeakSoft Corporation
Consolidated Balance Sheet
(Prepared by Management)
December 31, 1997 and 1996

                                     1997             1996
(in Canadian dollars)
Assets
Current assets:
Cash                               $ 247,556        $ 24,638
Funds held in escrow                 154,350               -
Accounts receivable                  156,668         199,480
Inventories                           66,246          67,493
Prepaids and deposits                 85,667          87,854
                                     710,487         379,465
Capital assets                       204,258         356,019
Acquired research and development    616,724       1,576,073
Licenses -                            22,201               -
                                 $ 1,531,469     $ 2,333,758

Liabilities and Shareholders Equity
Current liabilities:
Demand loan                      $         -        $ 20,565
Accounts payable and accrued
liabilities                          760,090         533,017
Deferred revenue                      77,252          82,260
Reserve for returns & allowances      52,431               -
Current portion of long-term debt      6,678          24,364
Current portion of obligations under
capital leases                        23,877          15,960
                                  $  920,328     $   676,166

Long-term debt                     1,380,991           6,422
Obligations under capital leases      38,945          46,018
Shareholders equity:
Share capital                      6,291,599       4,613,032
Other paid-in capital                173,759               -
                               $   6,465,358     $ 4,613,032

Accumulated deficit                7,274,153       3,007,880
                                   (808,795)       1,605,152
                                 $ 1,531,469     $ 2,333,758

PeakSoft Corporation
Consolidated Statement of Operations and Deficit
Three months ended December 31, 1997 and 1996

                                     1997              1996

Sales                              $ 200,210           $ 307,880
Cost of goods sold                    62,478              85,738
                                     137,732             222,142
Expenses:
Amortization                         253,734              97,831
General and administrative           380,526             160,603
Selling                              434,374             428,394
Research and development             180,413             219,284
                                   1,249,047             906,112
Earnings (loss) before the
undernoted                      $ (1,111,315)         $ (683,970)
Recovery of expenses from
settlements                          252,562                  -
of liabilities
Earnings (loss) from
operations                          (858,753)          (683,970)
Accumulated deficit,
beginning of period               (6,415,400)        (2,323,910)
Accumulated deficit,
end of period                   $ (7,274,153)      $ (3,007,880)
Loss per common share           $ (0.06)           $ (0.07)


PeakSoft Corporation
Statement of Changes in Financial Position
Three months ended December 31, 1997 and 1996

                                   1997                1996
Cash provided by (used in):
Operations:
Net earnings (loss)             $  (858,753)         $ (683,970)
Items not involving cash:
Amortization                        253,734              97,831
Change in non-cash operating
working capital                    (60,934)            (164,292)
                                  (665,953)            (750,431)
Financing:
Funds transferred to escrow       (154,350)                   -
Repayments of long-term debt        (8,258)              (6,280)
Decrease in obligations under
capital leases                      (2,729)              (5,324)
Decrease in obligation to issue
shares                            (399,900)                   -
Issuance of share capital          512,144              758,820
                                   (53,093)             747,216
Investments:
Purchase of capital assets        (104,764)              (2,110)
                                  (104,764)              (2,110)
Increase (decrease) in cash
position                          (823,810)              (5,325)
Cash, beginning of period        1,071,366               29,963
Cash, end of period              $ 247,556             $ 24,638
Quarterly Review


Revenue for the three months ended December 31, 1997 decreased from $307,880 in the comparable period in 1996, to $200,210, a decrease of $107,670 or 34.9%. The decrease was due primarily to the delay of the expected fall launch of NetMagnet Peaks third Internet product. The operating loss increased from $683,970 to $1,111,315 reflecting the much higher operating expenses. The increase in expenses reflects significant investment in marketing for NetMagnet while maintaining channels for current products and the development costs of NetMagnet and future products. The companys cash position was increased from $24,638 in 1996 to $247,556 in 1997 while accounts receivable decreased from $199,480 to $156,668. Cash remains an area of critical importance and is being actively addressed by management.
In general, the results for the third quarter are indicative of the companys increasing level of marketing activity and its stage of development.


Consolidated Financial Statements of

PEAK TECHNOLOGIES INC.
in Canadian dollars)

Years ended September 30, 1997 and 1996


AUDITORS REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheet of Peak Technologies Inc. as at September 30, 1997 and the consolidated statements of operations and deficit and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1997 and the consolidated results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended September 30, 1997 and shareholders equity to the extent summarized in note 14 to the financial statements.




Chartered Accountants
KPMG
New Westminster, Canada
December 12, 1997



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADIAN-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Companys ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated December 12, 1997 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements.




Chartered Accountants


KPMG

New Westminster, Canada
December 12, 1997





AUDITORS REPORT TO THE SHAREHOLDERS

I have audited the consolidated balance sheet of Peak Technologies Inc. as at September 30, 1996 and the consolidated statements of operations and deficit and changes in financial position for the years ended September 30, 1996 and 1995. These consolidated financial statements are the responsibility of the companys management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company at September 30, 1996 and the results of its operations and the changes in financial position for the years ended September 30, 1996 and 1995 in accordance with generally accepted accounting principles in Canada.




Gordon K.W. Gee
CHARTERED ACCOUNTANT

Vancouver, B.C.
January 29, 1997




PEAK TECHNOLOGIES INC.
Consolidated Balance Sheet
(in Canadian dollars)

September 30, 1997 and 1996

                            1997               1996

Assets

Current assets:
Cash                      $ 1,071,366       $   29,963
Accounts receivable            97,645           26,727
Inventories                    59,128           13,362
Prepaids and deposits         156,046            7,936
                            1,384,185           77,988

Capital assets (note 3)       195,787          370,272

Acquired research and
development (note 4)          822,299        1,644,598

Licences                            -           25,169

                          $ 2,402,271      $ 2,118,027

Liabilities and Shareholders' Equity

Current liabilities:
Demand loan               $         -      $    23,152
Accounts payable and
accrued liabilities           893,398          380,119
Deferred revenue (note        109,681           81,033
Current portion of
long-term debt (note 6)        14,936           23,507
Current portion of
obligations under capital
leases (note 7)                24,624           15,870
                            1,042,639          523,681

Long-term debt (note 6)     1,380,991           12,702
Obligations under capital
leases (note 7)                40,927           51,342

Shareholders' equity:
Share capital (note 8)      5,779,455        3,398,904
Other paid-in capital
(note 6)                      173,759                -
                            5,953,214        3,398,904
Obligation to issue share
capital (note 8)              399,900          455,308
Accumulated deficit         6,415,400        2,323,910
                              (62,286)       1,530,302
                            2,464,557          587,725
                         $  2,402,271     $  2,118,027

Continuing operations (note 1)
Subsequent events (note 11)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

__________________________  Director	______________________________  Director


PEAK TECHNOLOGIES INC.
Consolidated Statement of Operations and Deficit

Years ended September 30, 1997, 1996 and 1995

                             1997          1996          1995

Sales                   $ 1,340,200   $ 784,900     $ 556,096

Cost of goods sold          448,537     428,141       357,939

                        $   891,663   $ 356,759     $ 198,157

Expenses:

Amortization              1,050,965     118,968        45,635
General and
administrative            1,245,114     312,361        64,857
Marketing                 1,682,437     531,170             -
Research and development    641,426     321,740        31,871
                          4,619,942   1,284,239       142,363

Earnings (loss) before
the undernoted           (3,728,279)   (927,480)       55,794

Other earnings (expenses):
Write-off of assets         (53,169)          -             -
Loss on settlement of
lawsuit (note 10)          (310,042)          -             -

                         $ (363,211)          -             -

Earnings (loss) from
continuing operations    (4,091,490)   (927,480)       55,794

Loss from discontinued
operations (note 15)              -    (745,844)     (598,448)

Loss                      4,091,490   1,673,324       542,654

Accumulated deficit,
beginning of year         2,323,910     650,586       107,932

Accumulated deficit,
end of year             $ 6,415,400 $ 2,323,910   $   650,586

Loss per common share   $     (0.42)$     (0.20)  $     (0.16)


See accompanying notes to consolidated financial statements.


PEAK TECHNOLOGIES INC.
Statement of Changes in Financial Position

Years ended September 30, 1997, 1996 and 1995

                                      1997        1996           1995

Cash provided by (used in):

Operations:
Net earnings (loss)                 $ (4,091,490)   $ (927,480)   $  55,794
Items not involving cash:
Loss from discontinued
operations                                      -     (745,844)    (598,448)
Amortization                           1,050,965       118,968       45,635
Write-off of assets                       53,169             -            -
Change in non-cash
operating working capital                253,980       404,452       22,283

                                      (2,733,376)   (1,149,904)     474,736)

Financing:
Repayments of long-term debt             (21,273)        (23,462)         -
Increase (decrease) in obligations
under capital leases                      (1,661)         51,342          -
Issuance of long-term debt             1,554,750               -          -
Increase (decrease) in obligation to
issue shares                             (55,408)         455,308     36,163
Issuance of share capital               2,380,551       2,503,037    801,287
                                        3,856,959       2,986,225    837,450

Investments:
Purchase of capital assets                (82,180)       (150,486)  (220,296)
Acquisition of licences                         -         (33,559)         -
Business combination (note 4)                   -      (1,644,598)         -
Acquisition of software technology              -        (136,979)         -
                                          (82,180)     (1,965,622)  (220,296)

Increase (decrease) in cash position     1,041,403       (129,301)   142,418

Cash, beginning of year                     29,963        159,264     16,846

Cash, end of year                      $ 1,071,366      $  29,963  $ 159,264

Cash position is defined as... (type note here only if cash position is comprised of two or more items)

See accompanying notes to consolidated financial statements.


PEAK TECHNOLOGIES INC.
Notes to Consolidated Financial Statements

Years ended September 30, 1997 and 1996


The Company is incorporated under the laws of Alberta and its principal business activities are providing Internet software to corporate and individual users.

1. Continuing operations:
These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their new product launch sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. Significant accounting policies:
(a) Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiary Peak Media, Inc. and it wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation. The 1996 consolidation includes the accounts of Breez
Business Management Systems Inc. which was no longer active in 1997.
(b) Revenue recognition:
Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.
(c) Foreign currency translation:
Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

2. Significant accounting policies (continued):
(d) Capital assets:
Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:

Asset                          Rate

Furniture and equipment        4 years
Computer equipment             4 years
Computer software              3 years
Leasehold improvements         4 years

(e) Inventories
Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.
(f) Research and development:
Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles.
The acquired research and development represents technology and advances purchased in the acquisition of Chameleon Bridge Technologies Inc. in 1996.
These assets are being amortized over their estimated useful life of two years.
(g) Use of estimates:
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.
(h) Financial instruments:
The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments. The retroactive adoption of the new standard had no impact in the financial statements except the additional disclosures in note 9.

3. Capital assets:


1997
                                           Accumulated     Net book
                                 Cost      amortization      value

Furniture and equipment      $ 73,731      $ 40,094        $ 33,637
Computer equipment            155,974        91,141          64,833
Computer software             178,073        89,037          89,036
Leasehold improvements        131,057       122,776           8,281

                            $ 538,835     $ 343,048       $ 195,787

1996
                                          Accumulated     Net book
                                Cost      amortization    value

Furniture and equipment    $ 115,067      $ 63,233       $ 45,783
Computer equipment           192,477        74,938        122,208
Computer software            136,979        34,245        102,734
Leasehold improvements       131,057        31,510         99,547

                           $ 575,580     $ 203,926      $ 370,272


Assets acquired under capital leases in the amount of $79,148 (1996 - $73,377) and related accumulated amortization of $54,614 (1996 - $18,474) are included in furniture and equipment as well as computer equipment.


4.  Acquired research and development:

1997
                                          Accumulated     Net book
                               Cost       amortization    value

Research and development   $ 1,644,598    $ 822,299      $ 822,299

1996

                                          Accumulated     Net book
                               Cost       amortization    value


Research and development   $ 1,644,598    $       -    $ 1,644,598


On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.'s shares at the date of regulatory approval and exchange of shares was $1.11 per share. Accordingly, the research and development is calculated as follows:

Purchase value based on shares issued in May, 1996: $ 1,665,000
Other net assets acquired:                              (20,402)

Acquired research and development                   $ 1,644,598

5.  Deferred revenue:

Deferred revenue consists primarily of advance quarterly billings for a computer service agreement.

6. Long-term debt:

                                                    1997              1996

Renovation loan,
secured by a charge on leasehold improvements,
bearing interest at 11.5% per annum,
maturing on March 15, 1998                         $ 14,936          $ 36,209

Notes payable,
secured by the Company's inventory and
accounts receivable, bearing interest
at 12% per annum with interest paid quarterly,
maturing on September 9, 1999 (U.S. $1,125,000)   1,554,750                 -

Less:  other paid-in capital                       (173,759)                -
                                                  1,395,927            36,209

Current portion of long-term debt                    14,936            23,507

                                                $ 1,380,991         $  12,702

The notes payable were issued in September, 1997 and represent 12% senior promissory notes held by Liverpool Limited Partnership and Westgate International L.P.. Attached to the issued notes are warrants to purchase 3,120,075 common shares at a price of $0.50 per share expiring in September, 1999 and a right of first refusal on future capital raising transactions. The notes reflect an effective interest rate of 18% per annum and a value of $173,759 has been attributed to the warrants issued and recorded as other paid-in capital. The terms and conditions of the notes payable include an escrow agreement whereby the Company is required to deposit funds into an escrow account in order to satisfy the debt payment obligations as they become due.
The amount of deposits required is equal to 25% of all cash received from revenues and 25% of proceeds form the exercise of options and warrants. The maximum amount to be contributed to the escrow account is equal to the principal and accumulated interest outstanding on the notes. The first escrow deposit is required in October, 1997. A second amount of 12% senior promissory notes of $1,207,500 (US $875,000) were to be issued subject to certain terms and conditions, with warrants attached to purchase 1,879,925 common shares of the Company at a price of $0.64 per share expiring in February, 2000. The terms and conditions of this second purchase of notes required the Company to attain certain targets which have not been achieved.

7. Obligations under capital leases:
The Company has capital leases on equipment expiring at various dates through 2001 requiring the following minimum lease payments:

                            1997          1996

1997                       $   -      $  28,246
1998                         32,713      25,019
1999                         24,180      17,194
2000                         19,965      17,194
2001                          4,430       1,433
Total minimum lease payments 81,288      89,086

Less imputed interest at
varying rates               (15,737)    (21,874)

Present value of net
minimum capital lease
payments                     65,551       67,212

Current portion of obligations
under capital lease          24,624       15,870

                           $ 40,927      $ 51,342

8.  Share capital:

                                                       Shares      Amount

Authorized:
Unlimited voting common shares without par value
Unlimited non-voting preferred shares without par value
Issued:
Balance, October 1, 1994                               656,293    $ 94,580
Issued amount year ended September 30, 1995:
Issued to founders                                   2,344,148           -
Issued for cash                                      2,594,302     948,865
Issue for services and technology                      155,257      45,700
Less share issuance costs                                    -    (193,278)

Issued amount year ended September 30, 1996:
Issued for cash                                      1,151,147     667,500
Issued for services and technology                   1,704,210   1,835,537

Issued amount year ended September 30, 1997:
Issued for cash                                      3,545,266   2,496,498
Issued for services and technology                      94,840      75,969
Less share issuance costs                                    -    (191,916)

Balance, September 30, 1997                         12,245,463 $ 5,779,455

During 1995, and prior to the initial public offering, the Company's share capital was reorganized in the nature of a stock split resulting in 2,344,148 shares being issued to its founders in proportion to their original shareholdings.

Included in shares issued for cash during 1997 are 833,541 (1996 - 750,000, 1995 - Nil) shares for approximately $556,498 (1996 - $317,500, 1995 - $Nil)
issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 2,711,725 (1996 - 401,147, 1995 - 2,594,302)
for $1,940,000 (1996 - $350,000, 1995 - $948,865) were issued pursuant to private placements.

(a) Management, employees and directors' options:

During 1997, the Company issued 777,000 options expiring May 12, 1998, exercisable to acquire 777,000 shares at $0.64 each.
During 1996, the Company issued 888,916 options expiring between December 22, 1997 and August 30, 1998, exercisable to acquire 888,916 shares ranging from $0.40 to $1.35 each.

During 1995 the Company issued 650,000 options expiring between August 9, 1997 and May 16, 1998, exercisable to acquire 650,000 shares at $0.40 each.
At September 30, 1997, the Company had the following management, employees and directors' options outstanding:

86,000 options expiring August 30, 1998, exercisable to acquire 86,000 shares at $0.60 each

646,375 options expiring May 1, 1998, exercisable to acquire 646,375 shares at $0.64 each.

(b)  Warrants:
At September 30, 1997, 466,665 first warrants from a private placement are outstanding, entitling the holder to acquire one additional share for $1.00 each. The warrants expire in May, 1998.
At September 30, 1997, 1,466,667 first special warrants from a private placement issuance are outstanding, entitling the holder to acquire one additional share for $0.70 each. The warrants expire in March, 1998.
At September 30, 1997, 275,000 second special warrants from a private placement issuance are outstanding, entitling the holder to acquire one additional share for $1.00 each. The warrants expire in November, 1997.
At September 30, 1997, 253,230 third special warrants from a private placement issuance are outstanding, entitling the holder to acquire one additional share for $1.35 each. The warrants expire in January, 1998.
At September 30, 1997, 3,120,075 first warrants were attached to the notes payable (see note 6) entitling the holder to acquire one additional share for $0.50 each. The warrants expire in September, 1999.

(c)  Subsequent transaction:

Subsequent to September 30, 1997, the Company issued 1,250,000 common shares at $0.40 per share for an aggregate amount of $500,000. At the year end, the Company had received proceeds from the share issue in advance in the amount of $399,900 and the balance subsequent to year end.

9.  Fair value of financial instruments:
The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(a)  Short-term financial assets and liabilities:
The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

(b)  Long-term financial liabilities:
The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see note 6).

10.  Loss on settlement of lawsuit:
This amount represents the costs of a settlement, including legal fees and product returns, causing the Company to cease the use of a certain trade name.

11.  Subsequent events:
Subsequent to September 30, 1997, the Company changed its legal name from Peak Technologies Inc. to PeakSoft Corporation.
In addition, subsequent to September 30, 1997, the Company has negotiated a settlement with certain creditors to repay accounts payable and accrued liabilities at amounts of approximately $210,000 less than recorded in the financial statements. This settlement has not been reflected in the financial statements and will be recorded in the 1998 year end.

12.  Loss per common share:
Loss per common share is based on the weighted average number of common shares outstanding during the year.

13.  Related party transactions:
The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                        1997           1996

Salaries to directors and officers                  $ 212,000       $ 104,000
Consulting fees and expense reimbursements
to directors                                           64,000          19,283
Salary paid to a relative of one of the directors      33,000          49,000

                                                    $ 309,000       $ 172,283

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.

14.  United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

(a) Loss and loss per share:

                                           1997            1996            1995

Loss in accordance with Canadian GAAP   $ (4,091,490)  $ (1,673,324) $ (542,655)
Difference in accounting for acquired
research and development (note d)            822,299     (1,644,598)     -
Stock options (note e)                       (85,470)        (5,000)     -

Loss in accordance with
United States GAAP                      $ (3,354,661)  $ (3,322,922) $ (542,655)

Loss per common share                          (0.35)         (0.40)      (0.16)

Weighted average number of shares used
for calculation                            9,615,270       8,294,805  3,391,593

(b)  Balance sheet:
The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                               September 30, 1997        September 30, 1996
                           Canadian  United States  Canadian   United States
                             GAAP         GAAP         GAAP          GAAP

Assets:

Acquired research and
development              $ 822,299   $   -         $ 1,644,598  $     -

Liabilities:

Other paid-in capital      173,759     264,229               -     5,000
Accumulated deficit      6,415,400   7,328,169       2,323,302     3,972,900

(c) Statement of cash flows:
Cash used in operations and cash provided by financing activities would decrease by $75,969 (1996 - $1,874,848, 1995 - $45,700) because shares issued for services and technology would be considered non-cash transactions.

Under United States GAAP, cash used in investments and cash provided by financing activities in 1996 would decrease $51,342 for obligations under capital lease and $1,665,000 for common share consideration on an acquisition.

(d) Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is expensed as it is incurred.

(e) Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, $85,470 compensation expense has been recognized for its stock based compensation plans in 1997 (1996 - $5,000, 1995 - Nil).

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                         1997            1996            1995

Loss - as reported                    $ 3,354,661   $ 3,322,922    $  547,655
Loss - stock option value adjusted      3,475,718     3,510,536       672,950
Loss per common share - as reported     0.35          0.40            0.16
Loss per common share - adjusted        0.36          0.42            0.20

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                        1997            1996            1995

Expected dividend yield                  0%              0%               0%
Expected stock price volatility         70%             70%              70%
Risk-free interest rate                5.5%            5.5%             5.5%
Expected life of options               1 yr.           2 yrs.           2-3 yrs.

The weighted average fair value of the options granted is $0.26 (1996 - $0.22, 1995 - $0.20) per option.

(f) Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has deferred tax assets of approximately $2,140,000
(1996 - $750,000) arising from losses carried forward (see note 17). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

15.  Loss from discontinued operations

During 1996, the company discontinued its multi-media segment of its business. The costs related to this are summarized as follows, and the 1995 comparative amounts have been reclassified to reflect this change in direction.

                             1996         1995

Revenue                    $ (43,818)     $ (4,274)
Marketing                    332,835       197,724
Research and development     368,119       317,564
General and administrative    88,708        87,434

                           $ 745,844      $ 598,448

16.  Commitments:

The Company has entered into a long-term operating lease for facilities expiring August 31, 1999 for which the annual lease payments are $64,308.

17.  Income taxes:

The Company has non-capital losses from foreign and Canadian operations available for offset against future taxable income totalling approximately $2,900,000 in the United States and $2,500,000 in Canada.

18.  Comparative figures:

Certain of the comparative figures have been reclassified to conform with the financial presentation adopted in 1997.


ITEM 18 - Financial Statements See Item 17.


ITEM 19 - Financial Statements and Exhibits

See Item 17 above for the following:

(A) Financial Statements
(1.0)   Three Months Ending December 31, 1997
(2.0)   Auditors Report to the Shareholders Dated December 12, 1997
(3.0) Comments By Auditors for U.S. Readers on Canadian - U.S. Reporting Difference Dated December 12, 1997
(4.0)   Auditors Report to the Shareholders dated January 29, 1997
(5.0)   Consolidated Balance Sheets as of September 30, 1997 and September 30,
        1996
(6.0)   Consolidated Statement of Operations for Years Ended 1997, 1996, and
        1995
(7.0) Consolidated Statement of Changes in Financial Position for Years Ended 1997, 1996, and 1995
(8.0)   Notes to the Consolidated Financial Statements